Exhibit 99.1
                                                                    ------------

FOR IMMEDIATE RELEASE                                  Contact:Becky Haight
                                                       Investor Relations
                                                       Pathnet
                                                       877 227-5600
                                                       investor@pathnet.net

                                                       Kye Presley-Dowd
                                                       Media Relations
                                                       Pathnet
                                                       202 295-3286
                                                       kpresleydowd@pathnet.net

                     PATHNET REPORTS FIRST QUARTER RESULTS

WASHINGTON, DC, MAY 14, 1999-- Pathnet, Inc., a privately-held carrier's carrier of digital telecommunications capacity to under-served and second- and third-tier markets, today announced revenue of $826,000 for the quarter ended March 31, 1999, an eight-fold increase from revenue of $100,000 reported in the first quarter of 1998. The majority of the company's revenue for the quarter was derived from telecommunication services, with the remainder coming from construction management services for strategic partners. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was a loss of $4.6 million, up as expected, from a loss of $2.7 million in the year-ago quarter.

"We are very pleased with Pathnet's progress in the quarter," said president and chief executive officer Richard A. Jalkut. " We've already made some significant advances since broadening our network strategy to include fiber. We recently announced a strategic agreement with Worldwide Fiber USA to co-develop an 1,100 mile fiber-optic network between Chicago and Denver. This high-profile route will connect important under-served markets like Des Moines, Lincoln and Omaha that we feel have been overlooked by other carriers. We expect to sign additional partnering agreements in the months ahead as we continue to focus on network construction and accelerating revenue growth," he added.

In recent executive announcements, Pathnet named James M. Craig as executive vice president and chief financial officer, and Robert A. Rouse as executive vice president and president of network services. Craig joined Pathnet from Omnipoint while Rouse joined the company from Intermedia.

Pathnet has evolved to its current position as a leading wholesale provider of high quality, low-cost digital telecommunications capacity by partnering with utility, pipeline and railroad companies to upgrade and aggregate existing wireless infrastructure to a state-of-the-art SONET network. In February, the company announced an expansion of its business strategy to include construction and deployment of digital networks utilizing both fiber-optic and wireless technologies. Going forward, Pathnet plans to construct and deploy fiber facilities on selected routes and integrate those routes with its existing and future wireless facilities.

As of March 31, 1999, the company had over $209 million in cash and marketable securities available for its use. That amount does not include approximately $62.7 million remaining in pledged securities set aside to service interest payments to bondholders through April 2000. Pathnet continues to use its capital to construct and deploy network resulting in an increase in gross plant and equipment for the first quarter of $21.6 million, bringing total plant and equipment acquired to $70.4 million.

First Quarter Highlights and Recent Developments

* Signed strategic agreement with Worldwide Fiber USA to jointly develop an 1,100 mile fiber-optic network from Chicago to Denver.

*        Named James M. Craig to position of Chief  Financial  Officer.

*        Named Robert A. Rouse to position of President, Network Services.

*        Increased total network route miles completed to 2,100.

Pathnet is a carriers' carrier providing high capacity, fiber and wireless bandwidth to under-served and second- and third-tier U.S. markets. It provides service to inter-exchange carriers, local exchange carriers, Internet service providers, Regional Bell Operating Companies, cellular operators and resellers. Pathnet's strategy is to build low-cost telecommunications networks through partnering arrangements. As of March 31, 1999, Pathnet had 2,100 route miles of completed network, 4,600 route miles of network under construction and 7,800 route miles of network under commitment. The company's headquarters are located in Washington, D.C., at 1015 31st Street, NW, Washington, D.C., 20007. For additional information about Pathnet, visit the company Web site at www.pathnet.net.
---------------

THIS PRESS RELEASE CONTAINS SOME MATTERS THAT ARE FORWARD-LOOKING STATEMENTS. THE READER IS CAUTIONED THAT THESE FORWARD-LOOKING STATEMENTS, SUCH AS PLANS TO SIGN ADDITIONAL AGREEMENTS WITH PRIVATE NETWORK OPERATORS; OFFER SERVICES TO TELECOM SERVICE PROVIDERS; ENTER INTO PARTNERING ARRANGEMENTS; BUILD A DIGITAL NETWORK; AND STATEMENTS REGARDING THE DEVELOPMENT OF PATHNET'S BUSINESS, AND OTHER STATEMENTS CONTAINED HEREIN REGARDING MATTERS THAT ARE NOT HISTORICAL FACTS, ARE ONLY PREDICTIONS. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS WILL BE ACHIEVED; ACTUAL EVENTS MAY DIFFER MATERIALLY AS A RESULT OF RISKS
FACING PATHNET. FOR A DISCUSSION OF FACTORS THAT COULD AFFECT THE FORWARD-LOOKING STATEMENTS, SEE PATHNET'S PUBLIC FILINGS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                  PATHNET, INC.
                        (A Development Stage Enterprise)
                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                      (In thousands except per share data)

                                                                                    For the period
                                                                                    August 25, 1995
                                                     For the three months ended   (date of inception)
                                                             March 31,                 March 31,
                                                        1999            1998              1999
                                                  --------------   --------------  -----------------
Revenue                                           $          826   $          100  $           2,573
                                                  --------------   --------------  -----------------
Expenses:
    Cost of revenue                                        2,651              715             10,199
    Selling, general and administrative                    2,795            2,111             18,421
    Depreciation                                             538               37              1,326
                                                  --------------   --------------  -----------------
      Total expenses                                       5,984            2,863             29,946
                                                  --------------   --------------  -----------------
Net operating loss                                        (5,158)          (2,763)           (27,373)
Interest expense                                         (10,271)               -            (43,258)
Interest income                                            3,815               81             17,930
Initial public offering costs                                  -                -             (1,355)
Other income, net                                             88               (3)                86
                                                  --------------   --------------  -----------------
      Net loss                                    $      (11,526)  $       (2,685) $         (53,970)
                                                  ==============   ==============  =================
Basic and diluted loss per
    Common share                                  $        (3.97)  $        (0.93) $          (18.61)
                                                  ==============   ==============  =================
Weighted average number of
    Common shares outstanding                              2,903            2,901              2,901
                                                  ==============   ==============  =================

Other Data:
    EBITDA (1)                                    $      (4,620)   $       (2,726) $         (26,047)
                                                  ==============   =============== =================

(1) EBITDA comprises earnings before interest, taxes, depreciation and amortization

                                  PATHNET, INC.
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEETS
                       (In thousands, except route miles)

                                                                           March 31,           December 31,
                                                                             1999                 1998
                                                                        --------------       --------------
                                                                         (Unaudited)
                                     ASSETS
Cash and cash equivalents                                               $       98,333       $       57,322
Interest receivable                                                              2,511                3,849
Marketable securities available for sale, at market                             61,094               97,896
Other current assets                                                             4,375                3,412
                                                                        --------------       --------------
     Total current assets                                                      166,313              162,479
Property and equipment, net                                                     69,038               47,971
Deferred financing costs, net                                                   10,224               10,508
Restricted cash                                                                 10,846               10,731
Marketable securities available for sale, at market                             50,075               71,900
Pledged marketable securities held to maturity                                  62,656               61,825
Other Assets                                                                       109                    -
                                                                        --------------       --------------
       Total assets                                                     $      369,261       $      365,414
                                                                        ==============       ==============
                       LIABILITIES, MANDATORILY REDEEMABLE
               PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable                                                        $       14,284       $       10,708
Accrued interest                                                                19,651                8,932
Other current liabilities                                                        1,511                  640
                                                                        --------------       --------------
    Total current liabilities                                                   35,446               20,280
Bonds payable, net of unamortized bond discount of $3,685                      346,315              346,212
Other non-current liabilities                                                      103
Total mandatorily redeemable preferred stock                                    35,970               35,970
Total stockholders' equity (deficit)                                           (48,573)             (37,048)
                                                                        --------------       --------------
       Total liabilities, mandatorily redeemable preferred stock and
       stockholders' equity (deficit)                                   $      369,261       $      365,414
                                                                        ==============       ==============


Selected statistical data:
       Route miles under construction                                     4,600
       Route miles complete                                               2,100